April 12, 2006


 Sasha S. Parikh
 Staff Accountant
 Division of Corporate Finance
 United States Securities and Exchange Commission

 Re:  American HealthChoice, Inc.
 Form 10-KSB for Fiscal Year Ended September 30, 2005
 Filed January 13, 2006
 File No. 0-26740


 Dear Ms. Parikh:

 Per our conversation yesterday, the purpose of this letter is to explain and clarify the two key issues raised in your review. The following discusses these two issues in general terms and also responds to the specific questions in your letter of April 7, 2006.


   Management's Discussion and Analysis
   ------------------------------------
   Critical Accounting Estimates
   -----------------------------
   Allowance for Discounts
   -----------------------

 Approximately 80% of our net patient billings is comprised of projected collections for the treatment of patients where the payment for services will come from the settlement of personal injury cases. The remaining 20% is comprised of patients treated under major medical policies and worker compensation insurance. Since billings for these services are only $2.5 million per year, we do not have any contracts with individual insurance carriers. Although two of our doctors are enrolled in networks such as Blue Cross, most of our reimbursements are calculated as out of network payments.

 The collection process for personal injury cases is substantially different from collection of patient services for traditional healthcare. Approximately 95% of personal injury patients are represented by attorneys. After a patient has seen the doctor at the initial visit and a treatment plan has been discussed, the patient is provided with contact information of attorneys available to represent the patient. If the patient enters into a representation agreement with an attorney, the attorney issues a letter of protection (LOP) to the clinic. The LOP guarantees payment to the clinic for medical services when the case is settled with the insurance company for the responsible party. From this point forward the clinic is dependent on the attorney for collection.

 The treatment period for a personal injury patient averages 45 days with a bill of approximately $3,000. The clinic submits a billing statement along with a narrative of the treatment program to the attorney within 10 days after release of the patient. The attorney then accumulates bills from all medical providers and submits a demand letter to the insurance company. The amount of the demand is generally a multiplier of between 4 and 5 times the medical bills to take into consideration lost wages and pain and suffering. The insurance company almost always offers a settlement substantially less than the demand amount. The negotiation process between the attorney and insurance company generally takes approximately 120 days and on average 50% of the cases are settled within this time period.

 When a settlement is agreed to between the attorney and the insurance company, a check is issued to the attorney as the legal representative for the patient. The check is then deposited into a trust account from which the attorney pays the medical providers (including our clinic), his client (our patient) and himself for legal fees. Historically, we collect a settlement on 95% of the personal injury cases where the patient is represented by an attorney.

 For personal injury cases, the allowance for discounts represents the difference between the amount billed for the patient services and the amount received from the attorney at time of settlement. In fiscal 2004 the average discount was 45% and in fiscal 2005 the average discount was 40%.

 99% of our patient billings are reimbursed directly by insurance companies or indirectly through the attorney for personal injury cases. We have very few cash patients or Medicare patients. We do not accept Medicaid and as mentioned earlier do not have any contracts with medical insurance companies. Again, this differentiates us from the typical provider.

 In summary, the allowance for discounts on patient billings represents the estimated discount (reduction) between the patient billing and the amount expected to be received upon settlement. This estimate is calculated taking into consideration historical discount rates and expected improvement in the future. We have extensive analysis of the historical discounts allowed particularly on personal injury cases and review the settlements from individual attorneys. To maximize collections, we direct cases to attorneys that have the best payment record. Our auditors perform extensive independent analysis to validate the discount percentage at time of settlement as a basis for calculating the allowance for discount on the statement of operations and the reserve allowance on the balance sheet. Since we collect on 95% of our cases, the allowance for discount is the only revenue reduction (expense) necessary to arrive at net patient billings.

 The only bad debt expense incurred is when an attorney fails to pay our clinic for medical services out of the settlement amount paid by the insurance company, which would require a 100% write-off. For fiscal 2004 and 2005 the number of cases and the amount of write-off was less than $50,000.

 As discussed in previous responses, the $1,525,000 bad debt expense in fiscal 2004 was comprised of two non-recurring events. First was a $900,000 write-off of receivables acquired in connection with an acquisition in 2000, and second, the write-off of $625,000 in receivables for personal injury cases where the attorney failed to pay us at time of settlement and we were unable to collect after pursuing legal remedies. The patient billings for these cases were all prior to fiscal 2002. We agree to reclassifying this amount to operating expenses in fiscal 2004.


 Note 1 Organization and Summary of Significant Accounting Policies
 ------------------------------------------------------------------
 Net Patient Billings
 --------------------

 Following are the responses to your questions asked to determine whether patient billings from affiliated clinics should be reported as gross revenue under EITF 99-19.

   *  We agree the treating physician is the primary obligor.
   * The affiliate physician is responsible for providing treatment to the patients referred by us.
   * The fee schedule is based on reasonable and customary rates for the locale of the clinic. The fee schedules are the same for company-owned and affiliated clinics in the same area. The patient is billed based on the fee schedule.
   *  The treating physician is paid a percentage of the settlement amount.
   * We recommend the treatment plan as to how many days per week the patient is treated by the affiliated doctor, the treatment period, the types of treatment procedures e.g. electric stimulation, heat therapy etc. The doctor is given some latitude but is encouraged to follow our general plan of treatment.
   * As with any patient either at company-owned or affiliated clinics, it is the patient's decision to seek treatment for their injury. If they are not satisfied, they are allowed to leave.
   *  The affiliated doctor is required to carry malpractice insurance.
   * If there is no reimbursement at settlement, neither we nor the treating doctor receive payment. Therefore we both have the credit risk.

 As we discussed yesterday, I would like to resolve the above two issues and then reach a decision on whether an amended Form 10-KSB is necessary.


 When your schedule permits, please call me at 972-538-0122 x206 or email to jstuecheli@msn.com to schedule a time to discuss this letter. I look forward to a timely resolution.

 Sincerely,

 /s/ John C. Stuecheli
 ---------------------
 John C. Stuecheli
 Vice President and CFO